UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Blue Hat interactive Entertainment Technology, a Cayman Islands company (the “Company”) furnishes under the cover of Form 6-K the following:

Exhibit No.	Description of Exhibit
99.1	Press Release dated June 15, 2022, announcing the Company has regained the Nasdaq Bid Price Compliance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2022

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

	By:	/s/ Xiaodong Chen
	Name:	Xiaodong Chen
	Title:	Chief Executive Officer